EnXnet, Inc.
11333 E Pine Street
Tulsa, OK  74116

August 23, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549

RE:   EnXnet, Inc.
        Form 8K-A file August 23, 2012

We note that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and
•	The Company may not assert staff comments as a defense in any preceding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ STEPHEN HOELSCHER
Stephen Hoelscher
Chief Financial Officer- EnXnet, Inc.